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                                                                     EXHIBIT 2.1

                               PURCHASE AGREEMENT


         THIS PURCHASE AGREEMENT, is made and entered into this ___ day of July, 1998, by and between SHELTER CARE FOUNDATION, a District of Columbia non-profit corporation (hereinafter referred to as "Buyer"), and CARE FIRST INC., a Minnesota corporation (hereinafter referred to as "Seller").

                              W I T N E S S E T H:

         WHEREAS, Seller is the owner and operator of a 256-bed licensed nursing home facility for in-patient elderly and disabled persons and a home health agency, with related parking and accessory facilities, known as the Nile Health Care Center, which facilities are located in the City of Minneapolis, Minnesota (hereinafter referred to as the "Facilities"); and

         WHEREAS, Seller desires to sell all of its rights, title and interest in and to the Facilities and related personal property to Buyer and Buyer desires to purchase the said real and personal property from Seller;

         NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:


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         1.       Sale and Purchase

         (a) Assets Purchased. Seller agrees to sell and hereby sells, and Buyer agrees to purchase, and hereby purchases, on the terms and conditions set forth herein, the following:

         (i) Real Property. The real property located in Hennepin County, Minnesota which is legally described in Exhibit A attached hereto and made a part of this Agreement, and all buildings, improvements and appurtenant structures thereon (the "Real Property").

         (ii) Personal Property. All equipment, furniture, fixtures, appliances, tools, instruments, and other tangible personal property owned by Seller as of the date of this Agreement or acquired by Seller prior to Closing and located on the Real Property and used in connection with the operation of the Facilities (the "Personal Property"). The Personal Property does not include antiques in basement room of the Facilities and personal artworks. The Personal Property shall be described in Exhibit B, which shall be prepared jointly by Seller and Buyer prior to Closing, and which shall be attached hereto and become a part of this Agreement.

         (iii) Inventory. All inventories of every kind and nature whatsoever (specifically including, but not limited to, all pharmacy supplies, medical supplies, office supplies, fuel, other supplies and foodstuffs) owned by Seller as of the date of this Agreement or hereafter acquired, and relating to the Facilities, except inventory sold or


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                  consumed in the ordinary course of business from and after the date of this Agreement (the "Inventory").

         (iv) Intangible Personal Property. All rights, if any, to the telephone numbers of the Facilities and their sequential numbers, medical records, administrative records, manuals, other books and records relating directly to the operation of the Facilities and located therein, existing plans and specifications relating to the Facilities building and any proposed additions, lien waivers, surety agreements, bonds, warranties, guaranties, utility use agreements, covenants, commitments, permits, certificates, approvals, and other tangible personal property of every kind and nature whatsoever owned by Seller as of the date of this Agreement or hereafter acquired , which can be legally transferred and which relate directly to the Facilities (the "Intangible Personal Property"). This does not include cash (on hand or in banks) or other current assets not specifically transferred pursuant to this Agreement, or accounts, notes, interest and other receivables arising from the operation of the Facilities prior to Closing. The Intangible Personal Property shall be described in Exhibit "C" which shall be prepared jointly by Seller and Buyer prior to Closing, and which shall be attached hereto and become a part of this Agreement.

         (b) Liabilities. Except as expressly set forth in this Agreement, Buyer does not assume any of the accounts payable or any of the other liabilities in any manner connected with or related to Seller. At Closing, Buyer shall assume and agree to pay and perform the obligations of the Seller


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with respect to (i) accrued and vested vacation and personal leave time pay for employees of the Seller that are employed by the Buyer on and after the date of Closing accordance with the provisions of Section 11(b), below; and (ii) the obligations of the Seller arising after the date of Closing with respect to any collective bargaining agreement by and between Seller and Service Employees International Union, Local 113 (the "Union Contract"). Except as expressly set forth in this Agreement, Buyer does not acquire any interest of Seller in its current assets, including, without limitation, accounts receivable, Medicare or Medicaid credits, or workers' compensation credits.

         (c) Limited Liability Company. Buyer contemplates organizing a Minnesota limited liability company whose sole member shall be Buyer with the name "Nile Health Care LLC". At such time as such company is organized, Buyer shall provide Seller documentation reasonably satisfactory to Seller: (i) that such company has been lawfully organized; (ii) that such company is authorized to assume the obligations of Buyer under this Agreement; and (iii) a proposed assignment and assumption agreement. Upon approval thereof by Seller and execution of the assignment and assumption agreement, this Agreement shall be assigned by Buyer to said company which shall assume all obligations of Buyer hereunder; except that Shelter Care Foundation shall remain obligated under the terms and conditions of Sections 2(e) and (f) and 19(f) of this Agreement. In the event that the transaction contemplated by this Agreement does not close, Buyer shall have no right to use of the name "Nile Health Care" and shall amend or discontinue the name of the limited liability company.



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         2.       Purchase Price

         The purchase price for the Facilities and all other property, personal and real, to be acquired in accordance with the provisions of this Agreement shall be the amount of Twenty Million Dollars ($20,000,000). The purchase price shall be payable in the following manner:

         (a) At Closing, the purchase price shall be paid by Buyer as follows:

                  (i) $17,300,000, cash, including deposits, paid at closing (the "Cash Portion").

                  (ii) $1,080,000 by conveying to Seller or its designee(s), the 1998 Series "B" tax-exempt bonds. These bonds shall provide for monthly payments of principal and interest based upon a level amortization over thirty
                           (30) years and interest at the rate of seven and one-half percent (7.5%) per annum.

                  (iii) $1,620,000 by conveying to Seller or its designee(s), the 1998 Series "C" tax-exempt bonds. These bonds shall provide for monthly payments of principal and interest based upon a level amortization over thirty
                           (30) years and interest at the rate of nine percent (9.0%) per annum.

         (b)      The Series "B" bonds shall be secured as follows:

                  (i) A second mortgage shall be recorded against the Facilities and Real Property.



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                  (ii)     The bonds shall include the security provisions
                           granted by Buyer in connection with the financing of the amount in subsection (a)(i), above, including, but not limited to, Seller receiving copies of all reports required by Buyer's senior lender, restrictions on distributions of any assets or funds by Buyer, restrictions on subordinate financing on the Facilities, cross default provisions, and a security agreement in the assets of Buyer, a fixture financing statement and an assignment of leases and rents, which shall be subordinate to the security of the Buyer's senior lender.

                  (iii) The bonds shall include provisions for recourse against the Facilities and all other assets of Buyer (but, upon assignment of this Agreement pursuant to Section 1(c) above, no recourse against Shelter Care Foundation, the sole member of the assignee,) and for accelerated payment in full of such bonds in the event of refinancing, sale of the Facilities, condemnation or damage or destruction of the Facilities, change in control of Buyer or Shelter Care Foundation and other appropriate circumstances.

         (c) The parties intend and agree that the Series "B" bonds shall be secured by all measures and to the greatest extent as is authorized by the Housing and Urban Development Agency, or such other or successor governmental agency used by Buyer for financing (hereinafter collectively referred to as "HUD"); including increasing the amount of the Series "B" bonds, with a corresponding reduction in the Series "C" bonds, to the extent allowed by HUD. The security


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documents and bond documents shall all be in form and content mutually acceptable to Seller and Buyer. Unless the security documents and bond documents are acceptable to Seller, Seller may terminate this Agreement, in which case all funds then held by the Escrow Agent shall be returned to Buyer and neither party shall thereafter have any obligation under this Agreement. Buyer shall use reasonable efforts to assure that Seller shall have opportunity to have access and input to Buyer's senior lender with respect to any subordination agreement to be requested of Seller. Seller shall use reasonable efforts to promptly inform Buyer (if possible within ten (10) business days of receipt of information or documents) regarding concerns or objections Seller has regarding the form or content of the security documents and bond documents.

         (d) The Series "C" bonds shall be secured by all measures and to the greatest extent as authorized by HUD.

         (e) At Closing, Buyer shall deliver to Seller a customary opinion of counsel that the interest payments on the Series "B" and Series "C" bonds shall be exempt from federal income tax. Buyer and Shelter Care Foundation shall take no actions that would cause the tax exempt status of the interest payments on the Series "B" and Series "C" bonds to be lost or jeopardized.

         (f) At the request of Seller, and at Seller's expense, Buyer shall use its best efforts to cause the subordinate debt, or specified portions thereof, to be placed in the secondary market, but that shall not be a contingency to Closing on the transaction contemplated by this Agreement.



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         3.       Earnest Money Deposits; Inspection Period; Bond Issuance
                  Period

         (a) Earnest money in the amount of One Hundred Thousand Dollars ($100,000) shall be deposited on the date of execution of this Agreement with Bank Windsor, Minneapolis, Minnesota (the "Escrow Agent") to be applied as set forth in this Agreement (the "Deposit").

         (b) Within five (5) days following execution of this Agreement, Seller shall provide Buyer with a listing of the documents, leases, books and records that have been requested by Buyer with respect to the Facilities (the "Inspection Items") and not yet provided by Seller. Buyer shall have a period of forty-five (45) days from the date of delivery of the last of the Inspection Items (the "Inspection Period") to review the material provided and to perform such other due diligence as Buyer determines to perform with respect to the Facilities. Upon delivery of the last of the Inspection Items, both parties shall execute an addendum to this Agreement confirming the date of the start of the Inspection Period. If, prior to the expiration of Inspection Period, Buyer elects to not proceed with the transaction contemplated by this Agreement, all funds then held by the Escrow Agent shall be returned to the Buyer and this Agreement shall thereupon be terminated. If, upon expiration of the Inspection Period, Buyer elects to proceed with the transaction contemplated by this Agreement, Buyer shall deposit with the Escrow Agent One Hundred Thousand Dollars ($100,000) as additional earnest money, which additional earnest money shall thereafter be deemed to be a part of the Deposit to be applied as set forth in this Agreement.

         (c) Provided that Buyer shall be satisfied with, or have waived, the removal of all contingencies with respect to the property during the Inspection Period, and shall have


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communicated the same in writing to Seller, a Bond Issuance Period shall be granted by Seller upon the conclusion of the Inspection Period. Buyer shall have forty-five (45) days following expiration of the Inspection Period (the "Bond Issuance Period") to accomplish the authorization of the bonds issued by the agency upon terms and conditions satisfactory to Buyer. During this period, the Buyer shall use its best efforts to secure approval and authorization from the City of Minneapolis or other appropriate issuer with respect to the issuance of tax exempt bonds, the proceeds of which will be used by Buyer to finance the acquisition of the Facilities. If, during the Bond Issuance Period, Buyer has not obtained all necessary authorizations and approvals with respect to the issuance of the tax exempt bonds, all funds then held by the Escrow Agent shall be returned to the Buyer and this Agreement shall thereupon be terminated. Upon authorization of the bonds, in accordance with the above, all sums which constitute the Deposit shall become non-refundable, to be applied to the purchase price at Closing or forfeited to Seller if Closing does not occur.

         (d) Closing of the transactions contemplated under this Agreement shall occur within thirty (30) days from the expiration of the Bond Issuance Period. Buyer may extend Closing for two (2) additional thirty (30) day periods by depositing with the Escrow Agent, prior to the expiration of the period, the amount of Twenty-five Thousand Dollars ($25,000) for each additional thirty (30) day period. The total Deposit shall continue to be non-refundable as set forth above.






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         4.       Form of Conveyance

         Subject to performance by Buyer, Seller agrees to execute and deliver a deed of real property, bill of sale of personal property and other transfer documents in form and substance consistent with the provisions hereof.

         5.       Real Estate Taxes

         Real estate taxes due and payable in the year prior to Closing and all years prior thereto and levied or pending assessments as of the date of Closing shall be paid in full by Seller on or before the date of Closing. Real estate taxes due and payable in the year of Closing shall be prorated from January 1 of the year of Closing to the date of Closing, with taxes prorated after date of Closing being Buyer's responsibility to pay.

         6.       Condition of Facilities

         It is understood and agreed upon by Buyer and Seller that the Facilities are being sold in their "as is" condition and that Seller makes no warranties or representations with respect to the condition of the Facilities, except with respect to hazardous materials as set forth in Section 14, below.

         7.       Destruction of Property

         In the event that prior to Closing the property is damaged in any manner by fire or other cause so as to render parts of the Facilities unusable, then and in that event, either party hereto may, at its option and by giving the other party fifteen (15) days' written notice, declare this Agreement


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null and void, and in such case all funds held by the Escrow Agent hereunder shall be refunded to Buyer.

         8.       Marketable Title

         (a) Seller shall, within a reasonable time after execution of this Agreement, furnish a UCC Search and a current commitment for an owner's title insurance policy covering the Real Property, certified to date to include proper searches for State and Federal judgments and liens and showing marketable title in Seller (and such items shall be deemed to be a part of the Inspection Items). During the Inspection Period, Buyer shall examine title and make any objections thereto, said objections to be made in writing or deemed to be waived. If said title is not marketable and is not made so within sixty (60) days from the date of written objections thereto as above provided, Buyer may declare this Agreement null and void, in which case all funds held by the Escrow Agent hereunder shall be refunded to Buyer and neither party shall have any further rights or obligations hereunder. If the title to said property is found marketable or is so made within said time, and if the Inspection Period and the Bond Issuance Period have passed as set forth herein, and Buyer shall default in any of the agreements and continue in default for a period of thirty (30) days of notice thereof from Seller, then and in such case, Seller may terminate this Agreement; and on such termination, all the payments made upon this Agreement shall be retained by Seller as liquidated damages, time being of the essence hereof. This provision shall not deprive either party of the right of enforcing the specific performance of this Agreement, provided such action to enforce specific performance shall be commenced within six (6) months after such right of action shall arise.



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         (b)      Buyer shall pay any premium charged for any policy of title insurance issued pursuant to the above title insurance commitment, if Buyer elects to purchase such coverage.

         9.       Licensing

         Seller and Buyer agree to cause the appropriate inspections and surveys to be made of the Facilities by all agencies, local, state and federal, which may be necessary or desirable in connection with the issuance of a license to Buyer to operate a nursing home. However, if the appropriate governmental authorities shall not require a survey to be made of the Facilities, such prelicensing inspections and surveys may, naturally, be waived. If, nonetheless, the relevant local, state and federal officials shall determine that repairs and alterations must be made to the Facilities premises as a prelicensing condition prior to Closing, then and in that event: (i) all such repairs and alterations will be completed by Seller and all costs and expenses associated with such repairs and alterations shall be incurred by and be the responsibility of Seller or (ii) Buyer may elect to terminate this Agreement and the transaction contemplated hereby, whereupon all funds held by the Escrow Agent shall be repaid to Buyer.

         10.      Facilities Licensing and Certification

         Seller shall keep in effect all required measures in staff operation and other facilities necessary to continue to qualify the Facilities for at least its existing classification of licensing and certification for its two hundred fifty-six (256) nursing home beds, in the same numbers of each class of bed as such home is presently licensed and certified.



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         11.      Closing Adjustments

         (a) The income and expenses arising from the operation of the Facilities prior to the date of Closing shall be for the account of Seller and the income and expenses arising from the operation of the Facilities on or after the date of Closing shall be for the account of Buyer. On the date of Closing, Seller and Buyer shall determine the amount of all such items, prorated as of the date of Closing (the "Closing Prorations"). Seller shall be entitled to all payments applicable to resident housing and care prior to the date of Closing and Seller shall be responsible for all expenses arising or incurred prior to the date of Closing. If funds belonging to Seller or any payments applicable to the operation of the facilities prior to the date of Closing payment are received by Buyer, those funds shall be transmitted by Buyer to Seller promptly. If any payments applicable to the operation of the Facilities on or after the date of Closing have been or are received by Seller, those funds shall be transmitted by Seller to Buyer promptly. Unless otherwise agreed to by the parties, Seller shall pay, at time of Closing, all of its incurred and deemed expenses to date of Closing, including without limitation all salaries, wages, and other charges and expenses which may properly be accrued to date of Closing, except as provided in subsection (b), below. Seller and Buyer agree that should Buyer be compelled to pay any debts or bills properly payable by Seller, Seller shall promptly pay such amount to Buyer.

         (b) Notwithstanding the foregoing, Buyer shall assume the obligations for accrued and vested vacation and personal leave time pay, as of the date of Closing, of employees of Seller that become employees of Buyer, to the extent that Buyer has received a credit therefor in the Closing Prorations. Seller shall provide to Buyer, within fifteen (15) days following the execution of this


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Agreement, a schedule of all employees at the Facilities, their currently applicable wage rates, and their deemed vacation pay as of the date reflected thereon and as projected to be as of the date of Closing.

         (c) Costs and expenses associated with the sale of Seller's Assets to Buyer shall be allocated between the parties as follows:

                  (i) Seller shall pay the state deed tax and Buyer shall pay the recording and conservation fees due and payable for recording of the warranty deed given to transfer to Buyer title to the Real Property;

                  (ii) Seller shall pay the cost of the real property title insurance commitments and the UCC Searches, and provide Buyer with the Surveys that Seller presently has, and Buyer shall pay the cost of the Owner's and Lender's Title Policies, including the cost of any title endorsements to the Title Policies required by Buyer or Buyer's lender;

                  (iii) Buyer shall pay the mortgage registration tax and cost of any recording fees for recording the First and Second Mortgages and UCC-1 Financing Statements;

                  (iv) Buyer and Seller shall each pay their own attorneys' fees;



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                  (v)      Buyer and Seller shall pay any escrow fees equally;

                  (vi) Buyer will pay for the cost of the environmental assessment (as defined below). In addition, in the event that Seller elects to cure any problems identified in the environmental assessment in accordance with Section 14(b), Seller will pay for the cost of curing such problems; and

                  (vii) In the event Seller elects to cure any objections Buyer makes to the items described in the Title Commitments or the UCC Searches, then Seller shall pay the cost of curing such objections.

         12.      Possession and Records

         Seller shall give possession of the Facilities to Buyer at the time of Closing. At Closing, Seller agrees to have at the Facilities all patient records and other financial records as may be necessary to substantiate rate charges and rates to be charged by the Facilities and to leave any other records that may be required by any department or division in the State of Minnesota. Seller further agrees to make other records of the Facilities available to Buyer upon Buyer's request at any reasonable time. Likewise, Buyer agrees to maintain all those records which are left by Seller at the Facilities and to maintain such other records as may be required by the State of Minnesota and to make all of such records available to Seller at all reasonable times for proper business purposes.

         13.      Expenses and Charges Related to Periods Prior to Closing


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         (a)      Seller shall (i) prepare any Cost Reports in connection with the business at the Facilities that are due after Closing and which cover a reporting period ending on or before the date of Closing and (ii) prepare and file the Medicare Cost Report due ninety (90) days after the date of Closing. Seller shall provide copies of any Cost Reports prepared by Seller to Buyer prior to the filing thereof, so that Buyer shall have the opportunity to review and comment on such Cost Reports; provided, however, that the contents of any Cost Reports shall be in the absolute discretion of the party signing such Cost Reports.

         (b) Seller shall (i) provide Buyer with such information as Buyer needs to prepare and file any Cost Reports due after Closing for a period ending after Closing and (ii) certify to the appropriate department that, to the best of Seller's knowledge, the information provided is a true and complete statement prepared from the books and records of the Facilities in accordance with applicable instructions, except as noted, and that all salary and non-salary expenses presented in such information as a basis for securing reimbursement for Title XIX patients were incurred to provide patient care in the Facilities.

         (c) The parties acknowledge that the Minnesota Department of Human Services ("DHS") may attempt to offset excess payments for periods prior to the date of Closing against future income of Buyer. In the event that DHS notifies Buyer of intent to review or audit rates or other matters attributable to periods prior to the date of Closing, Buyer shall within seven (7) business days notify Seller of the same and continue to keep Seller informed of any actions or threatened actions of the DHS on a timely basis. Buyer agrees to notify Seller promptly of any chargebacks or offsets


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proposed by DHS or any other governmental agency, attributable to claimed overpayments or other matters for periods prior to the date of Closing, so that Seller may have the opportunity to examine and contest or negotiate the same. Provided that Seller shall have given Buyer notice as set forth above, and shall have cooperated fully with Seller in the defense of any DHS claims, Seller shall promptly reimburse Buyer for such DHS offsets or chargebacks against sums due and owing to Buyer for periods after Closing. Seller shall be responsible for any claims of overcharges to private paying residents for charges prior to Closing. In the event that there is an increase in the rates paid for periods ending on or prior to the date of Closing, the amount of such increase shall be promptly transmitted and paid to Seller upon receipt thereof by Buyer.

         (d) At Closing, the parties hereto shall enter into an Escrow Agreement (the "Escrow Agreement") pursuant to which Buyer shall deposit Fifty Thousand Dollars ($50,000) withheld from the Cash Portion for the purpose of securing the payment or reimbursement obligations of Seller under this Agreement. Additionally, from interest payments of Buyer on the Series "C" bonds, the amount of Five Thousand Dollars ($5,000) per month shall be deposited in escrow until a total of One Hundred Thousand Dollars ($100,000) is held in escrow. The funds held in escrow shall be placed in an account earning interest. In the event that Seller is obligated to make a payment or reimbursement to Buyer pursuant to the terms of this Agreement, Buyer shall be entitled to receive the amount of such payment or reimbursement from the amount held under the Escrow Agreement. On the third anniversary of the date of Closing, the excess of One Hundred Thousand Dollars ($100,000), together with interest earned, over the amount of any payments or reimbursements released to Buyer as set forth herein, shall be released to Seller or its designee. Notwithstanding the


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foregoing, the obligation of Seller to make payments or reimbursements to Buyer as set forth in this Agreement shall not be limited to the amount held under the terms of the Escrow Agreement.












































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         14.      Hazardous Materials

         (a) To the best of Seller's knowledge: (i) Seller has not stored, produced, processed or in any manner dealt with Hazardous Materials at the Facilities (as that term is hereinafter defined) in violation of any applicable federal, state or local environmental law, ordinance, rule or regulation; and
(ii) Seller has not received an outstanding notice, advice or order from any governmental agency with regard to Hazardous Materials affecting the Facilities. The term "Hazardous Materials" as used herein includes, without limitation, gasoline, petroleum products, explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, polychlorinated biphenyls or related or similar materials, asbestos or any other substance or material as may be defined as a hazardous or toxic substance by any federal, state or local environmental law, ordinance, rule or regulation. To the best of Seller's knowledge, there are no asbestos-containing materials on or upon the Facilities. With respect to the underground storage tank at the facility, Seller has delivered to Buyer all notices, reports, orders and other documents and communications, including all cost estimates or proposals, relating to the removal of the tank and the presence of Hazardous Materials.

         (b) The Closing and transfer of title to the Facilities is contingent upon the Buyer, at its cost, obtaining a satisfactory environmental assessment for the Facilities stating that there has not been a release of Hazardous Materials at the Facilities and that the Facilities are in compliance with all applicable federal, state and local environmental, health or safety laws and regulations. If an environmental assessment of the Facilities does not indicate that there has been no release of Hazardous Materials at the Facilities or that the Facilities are in compliance, then Seller shall, if the same are correctable, within thirty (30) days, correct such noncompliance or remediate such release


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to the reasonable satisfaction of Buyer. In the event that Seller elects not to correct such noncompliance or the same is not subject to correction, then Buyer, at its sole option, may determine this Agreement to be null and void, serve written notice of the same upon Seller, and immediately refund to Buyer all monies previously paid by Buyer to Seller and all funds then held by the Escrow Agent shall be returned to Buyer. Said notice shall be served by Buyer upon Seller within ten (10) days of expiration of Seller's 30 day cure period or of receipt by Buyer of Seller's notice that Seller does not intend to cure the noncompliance or that the noncompliance is not subject to correction.

         15.      Financial Records

         Seller shall make available to Buyer within thirty (30) days following Closing all information and financial records of Seller relating to its operation of the Facilities to the date of Closing which may be needed or useful in substantiating rates used at the Facilities or in applying for modifications thereof. Third party reimbursement reports to date of Closing shall be promptly filed by Buyer.

         16.      Termination of Agreement by Buyer

         Buyer may elect to terminate this Agreement and all obligations shall thereby be rendered null and void, with all funds held by the Escrow Agent hereunder to be immediately refunded to Buyer, under any of the following circumstances:

         (a) Upon the terms expressly set forth in any other section of this Agreement;



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         (b)      If title to the Facilities real and personal Facilities are not marketable and free and clear of all liens and encumbrances;

         (c) If Buyer is unable to obtain all requisite approvals from the State of Minnesota necessary for the transfer to Buyer of ownership and operation of the Facilities and the licenses applicable thereto;

         (d) If it shall be determined that the building or buildings constituting the Facilities premises are not entirely within the boundary lines of the real Facilities being transferred herein;

         (e) If Buyer shall have been unable to obtain a satisfactory environmental assessment for the Facilities as described in Section 14(b), above;

         (f) If Seller shall have failed to deliver to Buyer and to Buyer's counsel documentation, reasonably satisfactory to Buyer's counsel, to the effect that the transactions contemplated by this Agreement has been duly and fully authorized by Seller and its shareholders; and

         (g) If the representations and warranties of Seller set forth in this Agreement are not true and correct on the date of Closing or if the covenants of Seller set forth in this Agreement have not been complied with on and before the date of Closing.



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



         Buyer may waive, in whole or in part, any requirements set forth in this section. Buyer shall use its best efforts to promptly inform Seller of all progress being made with regard to resolution of each of the above contingencies and of any specific concerns that Buyer might have under each of the above contingencies so as to allow Seller to cure such concerns or both parties to otherwise resolve such concerns as soon as reasonably possible and as far in advance of the scheduled date of Closing as reasonably possible.

         17.      Best Efforts Commitments of Parties; Operation Prior to
                  Closing

         (a) Seller and Buyer covenant and agree with one another that they shall exercise their best efforts to diligently proceed to satisfy all conditions of Closing identified in Section 16, above, in order that such Closing might be had in a timely manner.

         (b) During the period from the date of this Agreement to the date of Closing, Seller agrees to continue to operate the Facilities in the ordinary course of business, consistent with all applicable laws, regulations rules and orders, and consistent with past practices (including maintaining levels of supplies and inventory and expenditures for maintenance and improvements at the Facilities). Seller shall use its best efforts to continue to conduct the financial operations of the Facilities, including credit and collection practices and purchase and payment practices, with the same effort, to the same extent and in the same manner as in the prior conduct of the financial operations of the Facilities.




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



         18.      Trust Account

         At the time of Closing, all trust accounts of the nursing home residents shall be audited and turned over to Buyer, with Buyer specifically executing a hold harmless agreement for all assets turned over to it. Buyer acknowledges and agrees that Buyer shall be responsible, at Buyer's expense, for providing a surety bond or matching funds in accordance with the requirements of DHS with respect to such resident trust accounts.

         19.      Miscellaneous

         (a) All notices required hereunder, including notice of termination, if appropriate, and other notices hereunder, shall be given:

                  To Seller, by delivery of such written notices to:

                           Care First Inc.
                           Mr. Jack Nugent
                           3720 23rd Avenue South
                           Minneapolis, MN 55407

                  With a copy to:

                           William E. Flynn, Esq.
                           Lindquist & Vennum P.L.L.P.
                           4200 IDS Center
                           80 S. 8th St.
                           Minneapolis, MN 55402



                  To Buyer, by delivery of such written notices to:

                           Shelter Care Foundation
                           P.O. Box 1826
                           1330 Galleon Drive
                           Naples, FL 34102


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



                  With a copy to:

                           Robert T. York, Esq.
                           Kaplan, Strangis and Kaplan, P.A.
                           5500 Norwest Center
                           90 S. Seventh St.
                           Minneapolis, MN 55402


         (b)      Time is of the essence hereof.

         (c) All section headings are for convenience only and shall not be construed to limit the content of this Agreement.

         (d) Except as specifically stated herein, all agreements, representations and warranties of the parties shall survive Closing.

         (e) Seller and Buyer mutually represent that they have not employed any agent or broker with respect to the sale or purchase of the Facilities, except that Seller has retained LAWCO Financial, LLC, the fees of which shall be solely the responsibility of Seller; and each party will indemnify and hold the other harmless from any and all liability for any breach of the foregoing representations.

         (f) Buyer and Seller agree to keep confidential any proprietary information disclosed to them by the other party during the course of this transaction; and Buyer specifically agrees to


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
continue to comply with all the terms and conditions of the Confidentiality Agreement that it entered into in connection with first obtaining information regarding the Facilities.

         (g) Upon the execution of this Agreement, Seller shall take the Facilities off the market, but may continue to entertain back up offers from others, continue any incomplete marketing programs, and enter into back-up contracts for the sale of the Facilities.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                                  Buyer:

                                                  SHELTER CARE FOUNDATION


                                                  By:   /s/ Richard A. Martin
                                                     --------------------------
                                                     Its: Director
                                                         ----------------------


                                                  Seller:

                                                  CARE FIRST INC.


                                                  By: /s/ Jack E. Nugent
                                                     --------------------------
                                                     Its: President
                                                         ----------------------


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